Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

October 17, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Municipal Trust
Post-Effective Amendment No. 41 to Registration Statement on Form N-1A
(File Nos. 33-1857 and 811-4503)

Ladies and Gentlemen:

On behalf of Aquila Municipal Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 41 to the registration statement on Form N-1A for the Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to Aquila Tax-Free Fund of Colorado, Aquila Tax-Free Fund of Kentucky, Aquila Narragansett Tax-Free Income Fund and Aquila Tax-Free Fund For Utah (each, a “Fund”), each a series of the Registrant.

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act for the purpose of submitting exhibits containing interactive data format risk/return summary information for the Funds, and does not contain disclosures that would render the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz